AECOM	213.593.8000	tel
555 S. Flower Street	213.593.8730	fax
Suite 3700
Los Angeles, CA 90071
www.aecom.com

February 4, 2011

Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, DC 20549

Re:                              AECOM Technology Corporation

Form 10-K for the Fiscal Year Ended September 30, 2010, filed November 22, 2010

File No. 0-52423

Dear Mr. O’Brien:

On behalf of AECOM Technology Corporation (the “Company”), we received the comment letter, dated January 28, 2011, of the Staff of the Division of Corporation Finance (the “Staff”) concerning the above referenced filing.  The comment letter asks us to provide our written responses within 10 business days or to tell the Staff when we will provide our responses.  In a telephone conversation on February 2, 2011, the Company informed Tracey McKoy, Staff Accountant, that the Company will provide its responses on or before February 25, 2011.

Should you have any questions or comments with respect to this filing, please contact me at (213) 593-8038 or david.gan@aecom.com.

Sincerely,

/s/ David Y. Gan

David Y. Gan
Vice President, Assistant General Counsel